Exhibit 99

CONSOLIDATED FINANCIAL STATEMENTS GTIS-HOV Holdings, L.L.C. Years Ended October 31, 2015, 2014 and 2013 With Independent Auditors’ Report

GTIS-HOV Holdings, L.L.C.

Consolidated Financial Statements

Years Ended October 31, 2015, 2014 and 2013

INDEPENDENT AUDITORS' REPORT

To the Members of

GTIS-HOV Holdings, L.L.C.

Red Bank, New Jersey

We have audited the accompanying consolidated financial statements of GTIS-HOV Holdings, L.L.C. and its subsidiaries (the "Company"), which comprise the consolidated balance sheets as of October 31, 2015 and 2014, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years ended October 31, 2015, 2014 and 2013, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2015 and 2014, and the results of their operations and their cash flows for the years ended October 31, 2015, 2014 and 2013, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

December 18, 2015

GTIS-HOV Holdings, L.L.C.

Consolidated Balance Sheets

(Dollars in Thousands)

	October 31,
	2015	2014
Assets
Cash	$5,107	$2,874
Restricted cash and cash equivalents	4,286	4,945
Receivables and deposits	126	1,924
Inventories:
Land and land development	12,184	22,802
Construction in process	3,924	12,245
Consolidated inventory not owned	2,097	3,530
Total inventories	18,205	38,577

Prepaid expenses	495	675
Total assets	$28,219	$48,995

Liabilities and Members’ equity
Liabilities from inventory not owned	$1,783	$3,068
Accounts payable and other liabilities	5,281	8,180
Customers’ deposits	205	475
Total liabilities	7,269	11,723

Commitments and contingencies (Note 5)

Members’ equity	20,950	37,272
Total liabilities and members’ equity	$28,219	$48,995

See notes to consolidated financial statements.

GTIS-HOV Holdings, L.L.C.

Consolidated Statements of Operations

(Dollars in Thousands)

	Years Ended October 31,
	2015	2014	2013
Revenue:
Sale of homes	$50,473	$77,450	$157,771
Other revenue	211	39	49
Total revenue	50,684	77,489	157,820

Expenses:
Direct costs:
Land and land development	16,000	23,349	50,451
Construction	20,531	29,517	61,519
Other	2,029	3,402	8,073
Direct cost of sales	38,560	56,268	120,043

Cost of sales interest	1,471	1,672	8,740

Indirect cost of sales:
Construction and service overhead	2,049	2,765	4,063
Other	601	1,316	3,054
Total indirect cost of sales	2,650	4,081	7,117
Gross margin	8,003	15,468	21,920

Selling, general and administrative expense	3,325	5,383	11,481

Interest expense	300	761	6,260

Net income	$4,378	$9,324	$4,179

See notes to consolidated financial statements.

GTIS-HOV Holdings, L.L.C.

Consolidated Statement of Changes in Members’ Equity

(Dollars in Thousands)

Years Ended October 31, 2015, 2014 and 2013

	K. Hovnanian
	GT
	Investment,	GTIS HovSite,
	LLC	LP	Total
Balance at October 31, 2012	$24,916	$2,853	$27,769
Net income	3,678	501	4,179
Balance at October 31, 2013	28,594	3,354	31,948
Net income	8,205	1,119	9,324
Distributions	(3,520)	(480)	(4,000)
Balance at October 31, 2014	33,279	3,993	37,272
Net income	3,853	525	4,378
Distributions	(18,216)	(2,484)	(20,700)
Balance at October 31, 2015	$18,916	$2,034	$20,950

See notes to consolidated financial statements.

GTIS-HOV Holdings, L.L.C.

Consolidated Statement of Cash Flows

(Dollars in Thousands)

	Years Ended October 31,
	2015	2014	2013
Operating activities
Net income	$4,378	$9,324	$4,179
Adjustments to reconcile net income to net cash provided by operating activities:
Changes in operating assets and liabilities:
Restricted cash	907	(570)	(1,520)
Receivables, deposits and prepaid expenses	1,978	240	1,267
Inventories	20,372	15,301	47,117
Accounts payable and other liabilities	(4,184)	(4,112)	7,032
Customers’ deposits	(270)	(366)	(203)
Net cash provided by operating activities	23,181	19,817	57,872

Investing activities
Restricted cash (to) from warranty service dollars	(248)	710	1,761
Net cash (used in) provided by investing activities	(248)	710	1,761

Financing activities
Capital distributions	(20,700)	(4,000)	–
Principal payments on note payable	–	(20,797)	(54,829)
Proceeds from construction loans	–	1	7,466
Payments related to construction loans	–	(165)	(9,952)
Net cash used in financing activities	(20,700)	(24,961)	(57,315)

Net increase (decrease) in cash	2,233	(4,434)	2,318
Cash balance, beginning of year	2,874	7,308	4,990
Cash balance, end of year	$5,107	$2,874	$7,308

Supplemental disclosures of cash flows:
Cash paid for interest, net of amounts capitalized	$266	$831	$3,844

See notes to consolidated financial statements.

GTIS-HOV Holdings, L.L.C.

Notes to Consolidated Financial Statements

Years Ended October 31, 2015, 2014 and 2013

1. Description of Business

GTIS-HOV Holdings, L.L.C. (with its subsidiaries, the “Company”) is a residential home developer that markets its products in California, Maryland, Pennsylvania, and Virginia. All construction activity is performed by subcontractors supervised by the Company.

On December 22, 2010, K. Hovnanian GT Investment, LLC (“K-Hov”) (a subsidiary of K. Hovnanian Enterprises, Inc.) entered into a joint venture agreement with GTIS HovSite II LP (GTIS) (an affiliate of GoldenTree InSite Partners) to develop, construct, and sell residential communities. The Company purchased two properties in California from other subsidiaries of K. Hovnanian Enterprises, Inc. and one property from a third party. All properties were purchased at fair value.

On April 29, 2011, the Company purchased four properties from other subsidiaries of K. Hovnanian Enterprises, Inc. and one property from a third party. All properties were purchased at fair value.

The Company is a limited-life entity, where no additional properties are to be optioned, purchased, or developed, other than under specific circumstances as provided for under the joint venture agreement. As the existing lots are developed, built on, and sold, operations will decline and cease when all the homes have been delivered. In accordance with the joint venture agreement, dissolution must ultimately occur no later than December 31, 2060. K-Hov’s initial capital contribution included $4.0 million of Tier Two Capital. Tier Two Capital is additional capital contributed at the formation of the Company that will be returned after the return of all Tier One Capital to the investors. No profits or losses are allocated to Tier Two Capital. Tier One Capital was contributed by K-Hov and GTIS in the following proportion: 88% by K-Hov; and 12% by GTIS. The joint venture agreement specifies how profits and losses and cash distributions are allocated to the investors. Until cumulative profits allocated to the investors generate an 18% internal rate of return on Tier One Capital, allocations will generally be based on the investor’s proportionate amount of Tier One Capital. As of October 31, 2015, this threshold has not been achieved. Also in accordance with the joint venture agreement, K-Hov is the managing member, with all significant decisions shared equally by both members.

GTIS-HOV Holdings, L.L.C.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements include the Company’s accounts and those of its wholly owned subsidiaries after elimination of all intercompany balances and transactions. Certain immaterial prior year amounts have been reclassified to conform to the current year presentation.

Revenue Recognition

Income from home sales is recorded when title is conveyed to the buyer, adequate cash payment has been received, and there is no continued involvement. Nonrefundable deposits received from customers upon the signing of a sales contract are recognized as other revenue if the contract is terminated by the customer.

Cash

Cash includes deposits in checking accounts. Cash balances are held at a financial institution and may, at times, exceed insurable amounts. The Company believes that it mitigates the risk by depositing the cash in a major financial institution.

Restricted cash and cash equivalents

Restricted cash and cash equivalents include cash collateralizing surety bonds, Treasury Bills with maturities of 180 days, the per home warranty service dollars discussed below, and customer deposits collected that are restricted from use.

Inventories

Inventories are stated at cost unless the inventory is determined to be impaired, in which case the inventory is written down to its fair value. Inventories of houses include all direct costs of construction, plus capitalized costs, including construction administration, property taxes, interest, and legal fees that relate to development projects. Land, land development, and common facility costs are accumulated by development and are allocated to homes within each development based on buildable acres to product types within each community, which, along with direct construction costs, are allocated to each unit and relieved through cost of sales using the specific identification method.

GTIS-HOV Holdings, L.L.C.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Start-up costs incurred in connection with planned developments are expected to be recovered from the sale of homes and are capitalized. Management periodically reviews the feasibility of planned developments and expenses and the costs of developments that are abandoned or which cannot be recovered through the realization of future sales revenue.

The Company records impairment losses on inventories related to communities under development when events and circumstances indicate that they may be impaired and that the Company will be unable to recover its recorded investment. The Company has not recorded any inventory impairments since inception.

“Consolidated inventory not owned” consists of certain model sale leasebacks, land banking arrangements and other options that are included on the balance sheet in accordance with accounting principles generally accepted in the United States of America. During fiscal 2013, the Company sold and leased back certain model homes with the right to participate in the potential profit when each home is sold to a third party at the end of the respective lease. As a result of this continued involvement, for accounting purposes in accordance with Accounting Standards Codification 360-20-40-38, these sale and leaseback transactions are considered a financing rather than a sale. Therefore, for purposes of the balance sheet, at October 2015 and 2014, inventory of $2.1 million and $3.5 million, respectively, were recorded to “Consolidated inventory not owned,” with a corresponding amount of $1.8 million and $3.1 million, respectively, recorded to “Liabilities from inventories not owned.”

Interest

Interest attributable to properties under development during the land development and home construction period is capitalized and expensed along with the associated cost of sales as the related inventories are sold. Interest incurred in excess of interest capitalized is expensed immediately.

Warranty Allowances

The Company warrants a home for most ordinary defects generally for the first year of ownership and for major structural defects for the first 10 years of ownership. All warranty services will be provided by and are the responsibility of an affiliate of K-Hov. The Company pays a fixed fee per house (varies for each community) at closing. These fees are deposited into restricted cash accounts maintained by the Company until approvals are granted which allow for reimbursement to be paid to such affiliate, K Hovnanian JV Services Company, LLC, to cover the cost of the warranty services after they have been incurred. Additions and charges to the warranty reserve for the year ended October 31, 2015 and 2014 were as follows:

GTIS-HOV Holdings, L.L.C.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

	Years ended October 31,
(In thousands)	2015	2014
Balance, beginning of period	$3,442	$2,888
Additions	446	810
Charges	(230)	(256)
Balance, end of period	$3,658	$3,442

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs expensed totaled $0.5 million, $0.7 million and $1.3 million in the years ended October 31, 2015, 2014 and 2013, respectively, and are included in selling overhead on the accompanying consolidated statements of operations.

Income Taxes

A limited liability company is not subject to the payment of federal or state income taxes, as the components of its income and expenses flow through directly to the members. Accordingly, no provision for income taxes has been reflected in the accompanying consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and these differences could have a significant impact on the financial statements.

Recent Accounting Pronouncements

In January 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-04, “Receivables - Troubled Debt Restructurings by Creditors,” which clarifies when an in substance repossession or foreclosure of residential real estate property collateralizing a consumer mortgage loan has occurred. By doing so, this guidance helps determine when the creditor should derecognize the loan receivable and recognize the real estate property. The guidance is effective for the Company beginning November 1, 2015 and is not expected to have a material impact on the Company’s Consolidated Financial Statements.

GTIS-HOV Holdings, L.L.C.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606), (“ASU 2014-09”). ASU 2014-09 requires entities to recognize revenue that represents the transfer of promised goods or services to customers in an amount equivalent to the consideration to which the entity expects to be entitled to in exchange for those goods or services. The following steps should be applied to determine this amount: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 supersedes the revenue recognition requirements in ASU 605, Revenue Recognition, most industry-specific guidance in the Accounting Standards Codification. In August 2015, the FASB issued ASU 2015-14 on this same topic, which defers for one year the effective date of ASU 2014-09, therefore making the guidance effective for the Company beginning November 1, 2018. Additionally, the FASB also decided to permit entities to early adopt the standard, which allows for either full retrospective or modified retrospective methods of adoption, for reporting periods beginning after December 15, 2016. Early adoption is not permitted. We are currently evaluating the impact of adopting this guidance on our Consolidated Financial Statements.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, “Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”), which requires management to perform interim and annual assessments on whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year of the date the financial statements are issued and to provide related disclosures, if required. ASU 2014-15 is effective for the Company for our fiscal year ending October 31, 2017. Early adoption is permitted. We do not anticipate the adoption of ASU 2014-15 to have a material impact on the Company’s Consolidated Financial Statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU 2015-02”), which amends the consolidation requirements in ASC 810, primarily related to limited partnerships and VIEs. ASU 2015-02 is effective for the Company beginning on November 1, 2016. Early adoption is permitted. We do not anticipate the adoption of ASU 2015-02 to have a material impact on the Company’s Consolidated Financial Statements.

In April 2015, the FASB issued ASU 2015-03, “Interest - Imputation of Interest” (“ASU 2015-03”), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. This new guidance is a change from the current treatment of recording debt issuance costs as an asset representing a deferred charge, and is consistent with the accounting treatment for debt discounts. The guidance, which requires retrospective application, is effective for the Company

GTIS-HOV Holdings, L.L.C.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

beginning November 1, 2016. Early adoption is permitted. We do not anticipate the adoption of ASU 2015-03 to have a material impact on the Company’s Consolidated Financial Statements.

3. Related-Party Transactions

As the administrative member of the Company, K-Hov provides certain services to the Company. In connection with providing these services, K-Hov receives fees, which are summarized as follows:

Administrative charge	4% of home sales revenue

Insurance charge	$3,391 per home sold – Northern California
$20,236 per home sold – Southern California
$2,188 per home sold – Maryland
$14,942 per home sold – Pennsylvania
$2,188 per home sold – Virginia
Warranty services charge	$4,200 per home sold – Northern California
$3,700 per home sold – Southern California
$4,500 per home sold – Maryland
$5,150 per home sold – Pennsylvania
$4,900 per home sold – Virginia

The administrative charge is included in general and administrative expense, the insurance charge is included in general and administrative expense and the warranty services charge is included in Indirect cost of sales – Other on the consolidated statements of operations.

The following table summarizes the related party fees incurred:

	Years Ended October 31,
(In thousands)	2015	2014	2013
Administrative charge	$2,018	$3,099	$6,311
Insurance charge	$200	$591	$1,537
Warranty services charge	$450	$859	$1,635

GTIS-HOV Holdings, L.L.C.

Notes to Consolidated Financial Statements (continued)

4. Revolving Land Development and Construction Loans

The Company has two acquisition and development loans to fund the development of the land for two communities in Virginia, secured by the related property and improvements. The loan commitment for these loans is $5.5 million and $3.1 million, respectively. Interest on amounts drawn is payable monthly at a floating rate of prime, plus 1.00%, with a minimum rate of 5.25% for both loans. As of October 31, 2015 and 2014, there were no amounts drawn on the development loans. The Company also has two revolving construction loans to fund the construction of homes for the same two communities secured by the related property and improvements. The loan commitment for these loans is $4.0 million and $1.5 million, respectively. Interest on amounts drawn is payable monthly at a rate of prime plus 0.75%, with a minimum rate of 4.75% for both loans. As of October 31, 2015 and 2014, there were no amounts drawn on the construction loans.

5. Commitments and Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial statements.

The Company has performance letters of credit approximating $0.4 and $1.2 million for October 31, 2015 and 2014, respectively that have been issued by various financial institutions on behalf of the Company to certain municipalities to guarantee the completion of certain improvements associated with various communities. No amounts have been drawn against these letters of credit as of October 31, 2015 and 2014.

6. Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Level 1 fair value is determined based on quoted prices in active markets for identical assets. Our Level 1 financial instruments consist of cash, restricted cash, and cash equivalents, the fair value of which is based on Level 1 inputs.

7. Subsequent Events

The Company evaluated subsequent events that took place after October 31, 2015, through December 18, 2015, the date the financial statements were available to be issued. The Company is not aware of any subsequent events that require disclosure in or adjustments to the consolidated financial statements as of October 31, 2015.